Exhibit 99.2

LAKE SHORE GOLD CORP.

Consolidated Financial Statements

(December 31, 2011 and 2010)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board “(“IASB”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

[signed]	[signed]
Anthony Makuch	Mario Stifano
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 21, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lake Shore Gold Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and the results of its operations and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 21, 2012

Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		December 31,	December 31,	January 1,
As at	Note	2011	2010	2010
			(note 29)	(note 29)
Assets
Current assets
Cash and cash equivalents		$55,959	$92,232	$132,920
Advances and receivables	9	6,335	5,618	3,810
Inventories and stockpiled ore	10	7,341	—	—
		69,635	97,850	136,730
Non-current assets
Available for sale financial assets and warrant investments	11	3,871	2,014	492
Investments in associates	12	15,291	9,367	653
Restricted cash	13	5,654	5,418	4,766
Mining interests	14	939,548	817,857	679,986
		$1,033,999	$932,506	$822,627

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$34,355	$23,945	$19,694
Current portion of finance lease obligations	16	7,787	6,159	3,119
Deferred premium on flow through shares		—	1,976	2,396
		42,142	32,080	25,209
Non-current liabilities
Revolving credit facility	17	49,564	—	—
Finance lease obligations	16	6,806	10,454	5,764
Share-based liabilities	18	154	—	—
Environmental rehabilitation provision	19	4,357	3,227	3,383
Deferred mining taxes	20	2,148	1,606	1,319
		63,029	15,287	10,466

Shareholders’ Equity	21
Share capital		992,318	935,866	824,253
Reserves		17,344	19,230	26,104
Deficit		(80,834)	(69,957)	(63,405)
		928,828	885,139	786,952
		$1,033,999	$932,506	$822,627

Commitments and contractual obligations note 27

Subsequent events refer to note 11 and 28

See accompanying notes to consolidated financial statements

Approved by the Board
[signed by Alan C. Moon]	[signed by Arnold Klassen]

Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of Canadian dollars)

For the year ended December 31,	Note	2011	2010
			(note 29)

Revenue	14	$66,233	$0
Production costs	6,21(b)(iv)	(35,779)	—
Depletion and depreciation		(16,709)	—
Earnings from mine operations		13,745	—

Expenses
General and administrative	21(b)(iv)	(16,778)	(11,634)
Exploration	14,21(b)(iv)	(9,515)	(7,949)
Gain on sale of mining interests, net of write off	12,14	2,784	7,611
Write down of investment in associate	12	(1,640)	—
Loss before the undernoted		(25,149)	(11,972)
Other income, net	7	2,083	6,701
Share of loss of investments in associates	12	(1,618)	(1,247)
Loss before finance items and taxes		(10,939)	(6,518)

Finance items	8
Finance income		856	749
Finance expense		(247)	(473)
Loss before taxes		(10,330)	(6,242)
Deferred mining tax provision	20	(547)	(287)
Net loss		$(10,877)	$(6,529)
Other comprehensive (loss) income:

Exchange differences on translation of foreign operations		(8,575)	545
Unrealized (loss) gain on available for sale investments, net of tax		(52)	1,063
Comprehensive loss		$(19,504)	$(4,921)
Loss per share	21(b)(vi)
Basic		$(0.03)	$(0.02)
Diluted		$(0.03)	$(0.02)

Weighted average number of common shares outstanding
Basic		389,316	357,506
Diluted		389,316	357,506

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

For the year ended December 31,	Note	2011	2010
			(note 29)
Operating Activities

Net loss		$(10,877)	$(6,529)
Depletion and depreciation		17,084	192
Share-based payments expense		6,078	3,328
Share of loss of investments in associates		1,618	1,247
Write down of investment in associate		1,640	—
Gain on sale of mining interests, net of write off		(2,784)	(7,611)
Other income, net	7	(2,660)	(6,701)
Finance income		(288)	(213)
Interest received		288	213
Deferred mining tax provision		547	287
Finance costs		1,132	164
Interest paid		(996)	(80)
Shares issued for services		—	65
Change in non-cash operating working capital	23	6,550	131
Net cash provided by (used in) operating activities		17,332	(15,507)

Investing Activities

Additions to mining interests, net of pre-production sales		(99,440)	(111,121)
Investment in associates	12	(5,385)	(4,615)
Restricted cash		(236)	(652)
Proceeds from sale of equipment		623	269
Net cash used in investing activities		(104,438)	(116,119)

Financing Activities

Common shares issued for cash (net of share issue costs)		4,642	90,407
Revolving credit facility, net of fees		49,819	—
Exercise of stock options and warrants		1,508	7,308
Cash received from Revolution Resources Corp.	14	2,500	—
Payment of finance lease obligations		(8,328)	(6,777)
Net cash provided by financing activities		50,141	90,938

Impact of foreign exchange on cash balances		692	—

(Decrease) increase in cash and cash equivalents during the year		(36,273)	(40,688)
Cash and cash equivalents at beginning of year		92,232	132,920
Cash and cash equivalents at end of year		$55,959	$92,232

Supplemental cash flow information note 23

See accompanying notes to condensed consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollar except for share information)

		Share capital		Reserves
	Note	Shares (‘000s)	Amount	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2011	29	379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139
Private placements, net of share issue costs	21(a)	944	3,427	—	—	—	—	—	3,427
Share based payments	21(b(iv))	—	—	—	9,002	—	—	—	9,002
Stock-options exercised, including transfer from contributed surplus of $2,286	21(b(ii))	1,235	3,786	—	(2,286)	—	—	—	1,500
Shares and warrants issued as part of mining property agreements (shares net of share issue costs of $502)	21(a)	18,983	49,239	25	—	—	—	—	49,264
Net loss		—	—	—	—	—	—	(10,877)	(10,877)
Other comprehensive loss, net of tax	11,14	—	—		—	(8,575)	(52)	—	(8,627)
Total comprehensive income						(8,575)	(52)	(10,877)	(19,504)
At December 31, 2011		400,169	$992,318	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828

		Share capital		Reserves
	Note	Shares (‘000s)	Amount	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation	Deficit	Shareholders’ equity
At January 1, 2010	29	345,295	$824,253	$12,694	$13,059	$351	$0	$(63,405)	$786,952
Public offering, net of share issue costs	21(a)	24,725	81,604	—	—	—	—	—	81,604
Private placements, net of share issue costs	21(a)	1,273	3,728	—	—	—	—	—	3,728
Treasury shares	21(a)	25	95	—	—	—	—	—	95
Stock options exercised including transfer from contributed surplus of $4,429	21(b(ii))	2,488	7,356	—	(4,429)	—	—	—	2,927
Warrants exercised, including transfer from contributed surplus of $10,678	21(b(v))	3,842	14,859	(10,678)	—	—	—	—	4,181
Shares issued as part of mining property agreements, net of share issue costs of $31	14	1,359	3,971	—	—	—	—	—	3,971
Share based payments	21(b,iv))	—	—	—	6,197	—	—	—	6,197
Warrants issued	14	—	—	428	—	—	—	—	428
Loss on issuance of treasury shares		—	—	—	—	—	—	(23)	(23)
Net loss		—	—	—	—	—	—	(6,529)	(6,529)
Other comprehensive income, net of tax	11,14	—	—	—	—	545	1,063	—	1,608
Total comprehensive income						545	1,063	(6,529)	(4,921)
At December 31, 2010		379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,138

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

1.        DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and, as of August 1, 2011, on NYSE Amex stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec and Mexico (the latter optioned to a third party). The Company was in commercial production effective January 1, 2011 at its Timmins Deposit at the Timmins West Mine, which also includes the Thunder Creek Deposit. Advanced exploration programs were carried out at Thunder Creek Deposit and the Bell Creek Mine during 2011, with exploration activities conducted at a number of other properties in the Timmins Camp, and at properties in Mexico under a joint venture agreement.

2.        BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRICs”) as issued by the IASB, and effective for the year ended December 31, 2011. The consolidated financial statements were approved by the Board of Directors of the Company on March 21, 2012.

These first annual consolidated financial statements have been prepared in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. Subject to certain transition elections disclosed in note 29, the accounting policies disclosed in note 3 have been consistently applied in the opening consolidated statement of financial position at January 1, 2010, and throughout all years presented. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Previous Canadian GAAP”) to IFRS are included in note 29.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements. are disclosed in note 4.

3.        SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)             Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company; control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounted for using the equity method.

The subsidiaries and associates of the Company as at December 31, 2011 and their principal activities are described below:

Name	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Subsidiaries
LSG Holdings Corp.	British Columbia	100%	Not active*
West Timmins Mining Inc.	British Columbia	100%	Exploration*
1399724 Ontario Limited**	Ontario	100%	Not active*
Minera Golondrina, S. de R.L. de C.V.***	Mexico	100%	Exploration
Associates
Northern Superior Resources	British Columbia	24%	Exploration
RT Minerals Corp.	British Columbia	27%	Exploration
Golden Share Mining Corporation	Canada	20%	Exploration

*In process of winding-up. Subsequent to year end, West Timmins Mining Inc. (“West Timmins”) was amalgamated with the Company

**Subsidiary of West Timmins; subsidiary of the Company subsequent to year end (refer above)

*** Subsidiary of West Timmins; subsidiary of the Company subsequent to year end (refer above). In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. (the “Mexican entity”) is currently held by Frank Hallam (a director of the Company) in trust for West Timmins.

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s subsidiaries and associates in line with those of the Company. All intercompany balances and transactions have been eliminated on consolidation.

b)             Investment in associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net loss during the period.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the net loss. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

c)              Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for profit and loss items. Exchange differences, including differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation, are recognized in other comprehensive income (as exchange differences on translation of foreign operations). Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to net loss.

d)             Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available-for-sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL includes financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net loss. Transaction costs are expensed as incurred.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in net loss. The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in the statement of comprehensive income (loss) when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net loss when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been impacted.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to net loss, and cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to net loss in the period. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in net loss but included in other comprehensive income.

e)              Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

f)               Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include ore inventories and materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale.

g)             Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net loss.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisitions or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to net income (loss) in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

(i)             The Company establishes National Instrument (“NI”) 43-101 technical report with resources and/or reserves in a property; and/or

(ii)          The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources included in the mine plan or the life of mine.

Revenues realized before commencement of commercial production (“pre-production revenues”), which are not incidental but are necessary to bring the mine to the condition to be operating in the manner intended by management, are recorded as a reduction of the respective mining asset.

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

(iii)       a significant portion of plant/mill capacity is achieved;

(iv)      a significant portion of available funding is directed towards operating activities;

(v)         a pre-determined, reasonable period of time has passed; or

(vi)      a development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.

(vii)   The Company filed a NI 43-101 technical report for the property

Costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs and personnel in the period they are incurred.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment as noted in note 3(h) below. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipments	3-10 years
Office equipment	20%
Computer equipment	30%

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(j).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

h)             Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur. Currently the Company capitalizes all borrowing costs related to the revolving credit facility (note 17) and does not have any general borrowings.

i)                Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.  Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

j)                Leases

Assets held under finance leases are recognized as discussed in note 3(g). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged as finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

k)             Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote.

Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

l)                Share based payments

The fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share-based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net loss or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve. The share based payment cost is recognized in net loss or capitalized in mining properties (options granted to individuals involved on specific projects).

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded expected to vest is recognized as share-based compensation expense over the vesting period of the PSUs with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using the Monte-Carlo simulation pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date, multiplied by the expected target settlement percentage (multiplier).

Deferred share units (“DSUs”) awarded to non-executive directors can be settled in cash, shares or a combination of both as elected by the directors. In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the directors. The fair value of the DSUs awarded is recognized as share-based compensation expense at grant date with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery in the period. The fair value of DSUs is estimated using the

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Black-Scholes option-pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date.

m)         Defined contribution pension plan

The Company has a defined contribution pension plan which covers all the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when employees have rendered service entitling them to the contribution and charged to profit and loss or capitalized on mining interests for employees involved in the specific projects.

n)             Deferred income taxes

Taxes, comprising both income and resource taxes, accounted for as income taxes, are recognized in net loss, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Deferred income taxes are provided using the balance sheet liability method, providing for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

o)             Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs). Excess to market value (premium) received upon issuance of flow through shares is recorded as other income.

p)             Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to customer. Revenue from by product sales is recorded as a reduction of production cost.

q)             Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow-though premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

r)              Finance income and costs

Finance income and costs comprise interest expense on borrowings, the accumulation of interest on provisions and interest income on funds invested. Interest income is recognized as it accrues, taking into account the effective yield on the asset.

s)               Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

t)                Deferred financing charges

Cost of arranging a loan facility are recorded in the statement of financial position net of the respective facility obligation and amortized over the term of the respective facility agreement.

u)             Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and include items that are not included in net profits such as unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes, gain or losses on certain derivative instruments and foreign currency exchange gains or losses related to foreign subsidiaries which functional currency is different than the functional currency of the Company.

The Company’s comprehensive income (loss), components of other comprehensive income (loss), and

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

v)             Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s two reportable operating segments are its mining operations segment and exploration and advanced exploration segment.

4.              CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that its Timmins Deposit at the Timmins West Mine reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins)  is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

As discussed in note 3(g), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company identified a potential indicator and undertook an assessment and determined that the Company’s assets were not impaired. The Company will be required to make continued assessments of its assets while the market capitalization impairment indicator exits or other indicators come into effect.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as CGU definition. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU’s or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(l). The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

5.              ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The standard does not impact the consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

6.              PRODUCTION COSTS

The company is in commercial production on its Timmins Deposit effective January 1, 2011; prior to this date all of the Company’s mining properties were in the advanced exploration or exploration and evaluation stage and as such all expenditures related to those properties were capitalized. Production costs at December 31, 2011 are as follows:

For the year ended December 31,	2011	2010
Raw materials and consumables	$12,432	$0
Salaries and employee benefits	10,059	—
Contractors	9,830	—
Change in inventories	1,331	—
Share based payments	1,245	—
Other	882	—
	$35,779	$0

There was no commercial production before January 1, 2011 (note 14).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

7.              OTHER INCOME

For the year ended December 31,	2011	2010 (note 29)

Premium on issuance of flow through common shares	$3,357	$5,521
Unrealized (loss) gain on warrants note 11	(1,522)	1,180
Foreign exchange gain, net	248	—
Other income, net	$2,083	$6,701

During the year ended December 31, 2011, $3,357 was transferred from deferred premium on flow through shares to other income (2010, $5,521), representing premium for flow-through funds spent during the year (refer to note 21(a)).

Foreign exchange gain, includes $115 unrealized gain from the translation of the US$50,000 revolving credit facility (refer to note 17).

8.              FINANCE ITEMS

For the year ended December 31,	2011	2010 (note 29)

Interest income on bank deposits	$856	$749
Finance income	$856	$749
Interest expense	$(174)	$(389)
Unwinding of the discount on environmental rehabilitation provision	(73)	(84)
Total finance expense	$(247)	$(473)
Net finance items	$609	$276

9.              ADVANCES AND RECEIVABLES

As at	December 31, 2011	December 31, 2010	January 1, 2010

Sales tax receivable	$3,986	$3,489	$1,924
Receivable from Revolution note 14	1,151	—	—
Interest receivable	27	40	91
Receivable from RT Minerals note 26	363	—	—
Receivable from Quebec Government	—	124	829
Prepaid expenses	724	1,219	589
Other	84	746	377
	$6,335	$5,618	$3,810

The fair value of advances and receivables approximate their carrying value. None of the amounts included in advances and receivables is past due.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

10.       INVENTORIES AND STOCKPILED ORE

As at	December 31, 2011	December 31, 2010	January 1, 2010
Bullion	$1,729	$0	$0
Gold in circuit	1,135	—	—
Stockpile ore	594	—	—
Materials and supplies inventory	3,883	—	—
	$7,341	$0	$0

The Company’s Timmins Deposit (note 14) is in commercial production effective January 1, 2011; at January 1, 2011, the Company transferred $6,169 and $2,513, respectively, of ore inventories and materials and supplies inventory from mining assets to inventories and stockpiled ore. The cost of inventories and stockpiled ore recognized as an expense during the year ended December 31, 2011 is $35,779. There were no write downs or reversals of write downs of inventory to net realizable value during the year ended December 31, 2011. The revolving credit facility (note 17) has security over the Company’s material mining interests and inventory.

11.       AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at	December 31, 2011	December 31, 2010	January 1, 2010

Available for sale investments	$3,457	$1,479	$245
Warrant investments	414	535	247
	$3,871	$2,014	$492

The Company holds available for sale investments in certain public companies. The available for sale investments at December 31, 2011, include the fair value of investment in Revolution Resources Corp. (“Revolution”), acquired during 2011 (note 14). During the year ended December 31, 2011, the Company recorded, $52 after tax unrealized loss in other comprehensive income; (2010, $1,063 after tax unrealized gain), representing the change in the market value of its available for sale investments during the years.

As at December 31, 2011, the Company holds the following warrant investments:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Company issuing	Date acquired	Number of warrants	Exercise price	Expiry date

RT Minerals Corp. note 12	December 31, 2010	750,000	$0.20	December 31, 2012
	January 6, 2010	1,500,000	$0.20	January 7, 2012
	December 31, 2009	6,000,000	$0.25	January 4, 2012
		8,250,000

Adventure Gold Inc.	May 6, 2010	500,000	$0.27	May 7, 2012
		500,000

Golden Share Mining Corporation note 12	June 30, 2011	10,845,000	$0.20	June 30, 2014
		10,845,000

Movements on warrant investments for the years ended December 31, 2011 and 2010 are as follows:

	Year ended December 31, 2011				Year ended December 31, 2010
	RT Minerals	Adventure Gold	Golden Share	Total	RT Minerals	Northern Superior	Adventure Gold	Total
Balance, beginning of year	$363	$172	$0	$535	$247	$0	$0	$247
Additions note 12	—	—	1,401	1,401	143	803	37	983
Unrealized and realized gain (loss)	(361)	(72)	(1,089)	(1,522)	(27)	1,072	135	1,180
Warrants exercised	—	—	—	—	—	(1,875)	—	(1,875)
Balance, end of year	$2	$100	$312	$414	$363	$0	$172	$535

On May 6, 2010, the Company acquired 1,000,000 units, each consisting of one common share and a half common share purchase warrant of Adventure Gold Inc. (“Adventure Gold”) for $200, representing 0.03% of the outstanding common shares of Adventure Gold; the warrants were valued at $37, with the difference from cash paid of $200 being recorded as available-for-sale investment.

As part of the sale agreement of the Company’s interest on the Ti-pa-haa-kaa-ning property to Northern Superior Resources Inc. (“Northern Superior” — note 12), on May 27, 2010 the Company received 12,500,000 common share purchase warrants (exercisable each for one common share of Northern Superior at $0.30 to May 27, 2015; the Company was required to exercise the warrants within 30 days after the weighted average closing price of Northern Superior for twenty consecutive trading days reached at least $0.35); as result of this requirement, on October 27, 2010, the Company exercised the warrants for $3,750; the value of warrant investments on Northern Superior at date of acquisition ($803) was determined using the Monte-Carlo simulation pricing model (Level 2 inputs), using a volatility of 150% (based on past history).

The value of warrant investments on RT Minerals Corp. (“RT Minerals”), Golden Share Mining Corporation (“Golden Share”) and Adventure Gold at December 31, 2011 and 2010 were determined using the Black-Scholes option pricing model (Level 2 inputs) with the following assumptions:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

(i)                                    For RT Minerals warrants: warrants acquired on December 31, 2010: no dividends are to be paid; volatility of 40% (December 31, 2010 — 40%), based on past history; risk free interest rate of 1.01% (December 31, 2010 - 1.70%) and expected life of 1.0 year (December 31, 2010 - 2.0 years).

Subsequent to year end, on January 4 and 7, 2012, 7,500,000 warrants on RT Minerals granted on December 31, 2009 and January 6, 2010 expired unexercised; the Company recorded $301 of realized loss for the year ended December 31, 2011.

(ii)                                For Adventure Gold warrants: no dividends are to be paid; volatility of 126% (at December 31, 2010 and acquisition date - 123% and 107%, respectively), based on past history; risk free interest rate of 1.01% (at December 31, 2010 and acquisition date - 1.70% and 1.89%, respectively); and expected life of 0.4 years (at December 31, 2010 and acquisition date - 1.4 years and 2.0 years, respectively).

(iii)                            For Golden Share warrants: no dividends are to be paid; volatility of 104% (at acquisition date - 132%), based on past history; risk free interest rate of 1.01% (at acquisition date - 1.57%); and expected life of 2.6 years (at acquisition date — 3.0 years).

12.       INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
As at	Net book value	Fair value	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$13,103	$13,030	$8,162	$32,088	$0	$0
RT Minerals Corp.	$561	$1,710	$1,205	$4,560	$653	$2,100
Golden Share Mining Corporation	$1,627	$1,627	$0	$0	$0	$0
	$15,291		$9,367		$653

Movements on equity investments for the years ended December 31, 2011 and 2010 are as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

	Year ended December 31, 2011				Year ended December 31, 2010 (note 29)
	RT Minerals	Northern Superior	Golden Share	Total	RT Minerals	Northern Superior	Golden Share	Total
Balance, beginning of year	$1,205	$8,162	$0	$9,367	$653	$0	$0	$653
Additions	—	5,385	3,661	9,046	958	9,003	—	9,961
Dilution (loss) gain	—	1,346	(3)	1,343	197	(122)	—	75
Company’s share of net loss	(644)	(1,790)	(391)	(2,825)	(603)	(719)	—	(1,322)
Impairment charge	—	—	(1,640)	(1,640)	—	—	—	—
Balance, end of year	$561	$13,103	$1,627	$15,291	$1,205	$8,162	$0	$9,367

The Company acquired the investments in associates through a combination of cash transactions and as part of agreements for sale or exchange of mining properties (as described in details under each investment below), as follows:

Acquired for cash consideration:

	Number acquired			Cash consideration allocated
Equity investee	Date acquired	Shares	Warrants	Shares	Warrants	Total cash consideration

RT Minerals	December 31, 2010	1,500,000	750,000	$184	$56	$240
	January 6, 2010	1,500,000	1,500,000	$213	$87	$300
	December 31, 2009	6,000,000	6,000,000	$653	$247	$900
		9,000,000	8,250,000

Northern Superior	January 13, 2011	6,730,769	—	$5,385	—	$5,385
	October 27, 2010*	12,500,000	—	$5,625	—	$5,625
	September 9, 2010	625,000	—	$125	—	$125
		19,855,769	—

*Exercise of 12.5 million warrants (note 11); prior to the exercise of the warrants, the Company held the warrants as an investment at fair value (note 11). On exercise of the warrants for cash of $3,750, the fair value of the warrants at date of the exercise of $1,875 was also transferred to the Company’s carrying value of its equity investment in Northern Superior.

Acquired as part of agreements for sale or exchange of mining properties:

	Number acquired			Fair value allocated
Equity investee	Date acquired	Shares	Warrants	Shares	Warrants	Total fair value

Golden Share	June 19, 2011	21,690,000	10,845,000	$3,661	$1,401	$5,062

RT Minerals	December 31, 2010	10,000,000	—	$561	—	$561

Northern Superior	May 27, 2010	25,000,000	12,500,000	$3,253	$803	$4,056
		56,690,000	23,345,000

Summary financial information for the equity accounted investments, not adjusted for percentage of ownership held by the Company is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

	Onwership*	Current assets*	Non-current assets*	Total assets*	Current liabilities*	Non- current liabilities*	Total liabilities*	Loss**
2011
Northern Superior	24.22%	17,870	4,838	22,708	793	1,486	2,278	7,134
RT Minerals***	27.21%	1,503	982	2,486	622	161	783	2,865
Golden Share	19.94%	2,239	7,672	9,910	540	—	540	3,022
		$21,612	$13,492	$35,104	$1,955	$1,647	$3,601	$13,021

2010
Northern Superior	24.22%	7,080	4,006	11,086	178	—	178	5,756
RT Minerals***	27.21%	430	851	1,281	451	972	1,423	3,051
		$7,510	$4,857	$12,367	$629	$972	$1,601	$8,807

*At December 31; values adjusted to align the policy’s of the equity accounted investments to the Company’s policies

** All the equity accounted investments of the Company are exploration stage entities and as such do not have any sources of revenue and losses are equal to expenses

***RT Minerals values are as of and for the year ended November 30, 2011 and 2010

Investment in Northern Superior

On January 13, 2011 the Company acquired 6,730,769 common shares of Northern Superior through a private transaction for $5,385.

On May 27, 2010, the Company signed an agreement with Northern Superior, for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior. The Company received consideration of 25,000,000 common shares of Northern Superior and 12,500,000 common share purchase warrants (note 11). The warrants were exercised on October 27, 2010 for $3,750.

The Company also received an assignable 2% Net Smelter Return (“NSR”) royalty on all minerals produced from Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR royalty (0.5%) for $1,000. The Company recorded a gain of $4,057 on the transaction (gain on sale of mining interests in the statement of profit and loss).

Investment in RT Minerals

As part of the acquisition of the equity interest in RT Minerals on December 31, 2009,  Lake Shore Gold and RT Minerals entered into a Strategic Alliance Agreement, which provides the Company with certain rights, including a right to participate pro rata in any future equity financings by RT Minerals, a right to appoint two members to the board of directors of RT Minerals, a right of first refusal in the event RT Minerals seeks to sell or joint venture any of its properties, and an option to acquire a 50% interest in RT Minerals’ Golden Property.

On December 31, 2010, the Company acquired 11,500,000 common shares of RT Minerals; of the shares acquired, 1,500,000 common shares and 750,000 warrants were purchased as part of a treasury issuance by RT Minerals for cash consideration of $240. The remaining 10,000,000 common shares were acquired through a private transaction whereby the Company transferred its 100 % interest in Bazooka and another non-core property to RT Minerals. As part of this later transaction, RT Minerals granted the Company a

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

right, (the “Back-in-Right”) to acquire 50% of RT Minerals’ 50% interest in the Meunier property, a property contiguous to the west boundary of the Company’s Timmins Deposit project. RT Minerals is earning a 50% interest on the property, in accordance with an agreement between RT Minerals and Adventure Gold, by spending $1,500 to earn the first 25% interest and another $1,500 to earn the next 25% interest; the Company can earn the first 12.5% interest on the property by paying RT Minerals $500 once RT Minerals has earned its initial 25% interest; the Company can earn the next 12.5% interest on the property by sharing 50/50 on the required expenditures of $1,500.  As part of the transaction, RT Minerals also transferred to the Company its 100% interest in the Golden property.

The Company recorded a gain of $2,672 on the transaction (gain on sale of mining interest).

During 2011, RT Minerals earned its initial 25% interest on the Meunier property. The Company exercised its right to acquire 50% of RT Minerals’ 25% interest in the Meunier property by paying $500, of which $364 recorded as mining interest and $136 increased the Company’s share on the equity loss of RT Minerals. At December 31, 2011, the Company and RT Minerals have spent $1,290 toward the next earn-in interest on the property (the Company’s share $534).

Investment in Golden Share

On June 29, 2011, the Company received 21,690,000 common shares and 10,845,000 common share purchase warrants of Golden Share Mining Corporation (“Golden Share”), as consideration for the sale of its 100% interest in one of its non-core properties, located in the Shebandowan belt of Northwestern Ontario; the common share purchase warrants entitle the Company to acquire one common share of Golden Share at a price of $0.20 during a 36 months period following their issuance. The Company recorded a gain of $5,062 on the transaction (gain on sale of mining interest).

Golden Share is considered an associate of the Company as the Company has the right of board representation, owns a number of warrants that if exercised will increase the Company’s interest and, the Company has the right to participate in Golden Shares common share offerings so as to maintain same percentage of interest, giving it significant influence.

At December 31, 2011, the Company wrote down the net book value of Golden Share to its fair value and recorded an impairment charge of $1,640, as the impairment was considered less than temporary.

13.       RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties of $4,745 (2010 - $4,552) and other letters of credit issued under various agreements of $909 (2010 - $866). These funds are restricted and not available for current operations.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

14.       MINING INTERESTS

Year ended December 31, 2011	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2011 note 29	$247,727	$517,218	$764,945	$64,843	$829,788
Acquisitions	1,685	48,937	50,622	—	50,622
Additions	41,903	119,500	161,403	11,044	172,447
Construction in progress	—	—	—	24,540	24,540
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(57,512)	(74,068)	—	(74,068)
Transfer to inventories	(8,683)	—	(8,683)	—	(8,683)
Change in estimate and discount rate (environmental rehabilitation assets)	629	128	757	—	757
Revolution transaction	—	(5,709)	(5,709)		(5,709)
Write off / Disposals	—	(2,229)	(2,229)	(905)	(3,134)
Foreign exchange	—	(8,434)	(8,434)	—	(8,434)
Cost at December 31, 2011	$228,027	$611,899	$839,926	$138,200	$978,126
Accumulated depreciation and depletion
At January 1, 2011 note 29	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	16,474	16,474
Depletion	10,173	—	10,173	—	10,173
Accumulated depreciation and depletion at December 31, 2011	$10,173	$0	$10,173	$28,405	38,578
Carrying amount at December 31, 2011	$217,854	$611,899	$829,753	$109,795	$939,548

Year 2010	Non depletable	Plant and equipment	Total
Cost
At January 1, 2010 note 29	$648,435	$36,167	$684,602
Acquisitions	4,723	—	4,723
Additions	148,627	28,676	177,303
Pre-production revenue	(37,222)	—	(37,222)
Change in discount rate (environmental rehabilitation assets)	126	—	126
Change in environmental rehabilition estimate	(263)	—	(263)
Foreign exchange	519	—	519
Cost at December 31, 2010	$764,945	$64,843	$829,788
Accumulated depreciation and depletion
At January 1, 2010 note 29	—	$4,615	$4,615
Depreciation	—	7,316	7,316
Accumulated depreciation and depletion at December 31, 2010	$0	$11,931	$11,931
Carrying amount at December 31, 2010	$764,945	$52,912	$817,857

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

A summary by property of the net book value at December 31, 2011 is as follows:

	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests

Timmins West Mine
Timmins Deposit	$183,797	$0	$183,797	$46,110	$229,907
Thunder Creek	—	293,663	293,663	327	293,990
Bell Creek Mill	34,057	—	34,057	47,437	81,494
Bell Creek Mine	—	85,520	85,520	15,492	101,012
	217,854	379,183	597,037	109,366	706,403
Exploration and evaluation
Thorne property	—	79,825	79,825	—	$79,825
Fenn-Gib Project		34,014	34,014	—	$34,014
Mexico properties	—	70,108	70,108	—	$70,108
Other exploration properties	—	48,769	48,769	94	$48,863
	—	232,716	232,716	94	232,810
Corporate	—	—	—	335	335
	$217,854	$611,899	$829,753	$109,795	$939,548

At December 31 and January 1, 2010:

	Non-depletable	Plant and equipment	December 31, 2010	January 1, 2010
			(note 29)	(note 29)
Timmins West Mine
Timmins Deposit	$191,442	$29,917	$221,359	$171,948
Thunder Creek	255,999	224	256,223	245,519
Bell Creek Mill	56,285	4,729	61,014	34,355
Bell Creek Mine	52,318	17,302	69,620	30,059
	556,044	52,172	608,216	481,881
Exploration and evaluation
Thorne property	75,546	—	75,546	72,072
Mexico properties	86,070	8	86,078	84,630
Other exploration properties	47,285	145	47,430	40,452
	208,901	153	209,054	197,154
Corporate	—	587	587	951
	$764,945	$52,912	$817,857	$679,986

The Company is in commercial production at the Timmins Deposit project effective January 1, 2011; as at January 1, 2011, Timmins Deposit non-depletable assets were transferred, respectively, $173,677 and $17,765 to depletable assets and plant and equipment; in addition, Bell Creek Mill non-depletable assets were transferred, respectively, $35,373 and $20,913 to depletable assets and plant and equipment.

Plant and equipment at December 31, 2011, includes cost of $31,983 (December 31, 2010 - $26,146) and accumulated amortization of $11,189 (2010 - $5,501) of capital equipment and vehicles under finance leases (note 16).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

The amortization of plant and equipment used in the exploration and development activities of non-depletable (not in commercial production) mining properties is capitalized in the specific property ($ 10,830 for the year ended December 31, 2011; $7,141 in 2010).

During the year ended December 31, 2011, the Company capitalized in mining interests borrowing costs related to the revolving credit facility (note 17) totaling $1,480 (2010 - $Nil) and interest related to finance leases of $621 (2010 - $718).

Timmins West Mine

Lake Shore Gold owns 100% of the Timmins West Mine which includes the Timmins Deposit and Thunder Creek Deposit.

The Company realized $66,233 of commercial revenue for the year ended December 31, 2011 from the gold sales from Timmins West Mine; the Company also recorded $16,556 of pre-production revenue in the first quarter of 2011 (gold in bullion at December 31, 2010) from gold production from the Timmins Deposit. For the year ended December 31, 2010, the Company recorded pre-production revenue of $37,222. Pre-production revenue is recorded as a reduction of the Timmins Deposit mining property balances, respectively, for the first quarter of 2011 and year ended December 31, 2010.

Portions of the Thunder Creek property are subject to either a 2% or a 3% NSR with an annual pre-production royalty payment of $5 adjusted annually for Canadian Consumer Price Index. On January 10, 2011, the Company issued 426,136 shares (valued at $1,663) to acquire back 1% of the NSR on the property. The Company realized $23,954 of pre-production revenue from gold sales in the year ended December 31, 2011, net of royalty payable of $164, recorded as a reduction of Thunder Creek values during the year (year ended December 31, 2010, $Nil of pre-production revenue).

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (“the First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with commercial production at its Timmins Deposit project and exploration and advanced exploration work on the Thunder Creek Deposit. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities. As part of the Agreement, in 2011, Lake Shore Gold issued 395,000 common shares of the Company to the two First Nation communities, valued at $1,667.

One of the claims of the Timmins Deposit (which does not contain any portion of the current reserves or resources on the Deposit) is subject to a 1.5% net smelter returns royalty, which the Company can purchase for $1,000.

Bell Creek Mine

The Company acquired the Bell Creek Mine and Mill in December 2007 from the Porcupine Joint Venture (“PJV”), a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation (“Kinross”).  The agreement provides for a 2% NSR on the Bell Creek Mine, payable to PJV, subsequently transferred to Goldcorp, subject to any existing underlying royalties encumbering the Bell Creek Mine. Underlying royalty agreements affect some of the Bell Creek Mine claims including three agreements with

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

net profit interests that can be purchased outright for relatively small amounts and a 5% NSR on the Enerplus Resources Inc. (“Enerplus”) claims, which cover most of the resource. On February 21, 2011 the Company issued 2,985,074 shares to Enerplus valued at $12,031 (net of share issue costs) to purchase back the Enerplus 5% base NSR. Goldcorp is responsible to pay the Company half of the amount paid to Enerplus, which the Company will offset against any future royalty payments due to Goldcorp.

The Company carried out advanced exploration on the Bell Creek Mine and realized $33,558 of pre-production revenue from gold sales in the year ended December 31, 2011, recorded as a reduction of Bell Creek Mine property balances during the year (year ended December 31, 2010, $Nil of pre-production revenue).

Exploration and evaluation

The Company’s acquisition costs for all properties are capitalized in mining interests; all other expenditures related to green field exploration are charged to profit and loss. Exploration expenses by property charged to profit and loss for the years ended December 31, 2011 and 2010 are as follows:

Year ended December 31,	2011	2010 (note 29)

Highway 144	$3,037	$573
Fenn-Gibb project	560	—
Other Bell Creek properties	421	2,644
Casa Berardi	26	1,152
Other Canadian properties	1,617	1,321
Mexican properties	2,890	2,062
Project management	964	197
Total exploration expenses	$9,515	$7,949

Fenn-Gib Project

On August 18, 2011, the Company issued 14,877,263 shares valued at $33,565 to acquire 100% ownership of the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”) in accordance with the agreement between the Company and Barrick Gold Corporation (“Barrick”) signed on May 5, 2011. The Fenn-Gib Project is located approximately 60 kilometres east of Timmins. Of the shares issued, Barrick received 14,854,581 common shares, with the remaining shares received by other parties. Following completion of the transaction, Barrick owned approximately 3.6% of the Company’s total common shares outstanding. Barrick will retain a right to re-acquire a 51% interest in the Fenn-Gib Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 compliant resource of at least 5 million ounces is established. In the event this occurs, Barrick will pay the Company cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

On October 7, 2011, the Company issued 300,000 shares and 150,000 common share purchase warrants, in consideration for a 100% interest in a property adjacent to the Guibord property. The property is subject to a 2% NSR. The warrants expire on October 6, 2013 and are exercisable for common shares of the Company at $3.00 per share. The shares and warrants issued by the Company were valued at $434 and $25 respectively.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

On December 1, 2011, on completion of an NI 43-101 report, the Company began capitalizing expenditures related to Fenn-Gib project in accordance with its policy in note 3(g).

Other Bell Creek properties

Other Bell Creek properties include a number of properties acquired in 2007 from Goldcorp Inc., manager of the Porcupine Joint Venture (the “PJV”), in the vicinity of the Bell Creek Mine (the “Bell Creek West properties”) as well as Vogel and Schumacher properties.

The PJV has retained a 2% NSR relating to any future production from the Bell Creek West properties; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

The Company has a mining lease on the Vogel property; the property, located contiguous to the Bell Creek mine, is subject to a maximum 3% NSR with annual advance royalty payments of US$50. A cash payment of $500 will be payable once an indicated resource (as defined by NI 43-101) of 600,000 ounces of gold or more is confirmed on the property. The Company started capitalizing the expenditures on the Vogel property effective May 1, 2011, once an NI 43-101 report was filed for the property.

The Company has a mining lease on the Schumacher property located contiguous to the Vogel property. The property is subject to a 2% NSR with advanced annual royalty payments of $25 in years 4-6 and $50 thereafter.

Casa Berardi

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement between the Company and Aurizon Mines Ltd. (“Aurizon”) entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period.

If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.

The Company has incurred a total of $4,817 toward the earn-in commitment (per the earn-in agreement, the Company charges a 10% administrative fee on the expenditures incurred toward the earn-in commitment).

Mexico properties

The Company has 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, Lluvia de Oro gold-silver project, Universo gold project as well as other properties. A portion of the The Montaña de Oro property is subject to a 1% net smelter royalty.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

On December 14, 2011, the Company finalized an option agreement with Revolution through which Revolution may acquire a 60% interest (the “Option”) in the Company’s Mexico properties (including Universo, Montana de Oro, Lluvia de Oro and La Bufa properties), in exchange for the Company receiving a 9.9% interest in Revolution, Revolution incurring $35,000 in expenditures on the Mexican properties by August 31, 2016 and issuing additional common shares to the Company equal to $1,000 within 30 days of incurring the first $15,000 of expenditures. Revolution can acquire a 100% interest in either or both of Universo and Montana de Oro (the “Additional Option”) property groups (the latter including the Montana de Oro, Lluvia de Oro and La Bufa properties) by completing a NI 43-101 technical report on the properties on or before August 31, 2017 and satisfying certain conditions as discussed below:

•                  Universo — produce a NI 43-101 technical report showing aggregate mineral resources of at least 2 million gold equivalent ounces and paying Lake Shore Gold $20 per ounce of mineral resources defined in such report, in cash or common shares of Revolution.

•                  Montana de Oro — produce a NI 43-101 technical report showing aggregate mineral resources of at least 1 million gold equivalent ounces and paying Lake Shore Gold $20 per ounce of mineral resources defined in such report, in cash or common shares of Revolution.

Revolution may exercise the Additional Option with respect to either Universo or Montana de Oro property groups prior to the exercise of the Option, provided that Revolution pays to the Company the remaining investment expenditures under the terms of the Option not yet incurred by Revolution as of the completion date of the applicable technical report.

As a result of the transaction, management evaluated the carrying value of the Mexico properties for impairment; the net book value of the Company’s Mexico properties as at the closing date was written down to the estimated fair value less cost to sell of $78,000 ($2,229 recorded in net loss).

On December 21, 2011, the Company received 5,713,740 shares of Revolution, valued at $2,057 and representing 9.9% of the issued and outstanding common shares of Revolution on closing date; the shares were recorded as available for sale investment and reduction of Mexico properties carrying amount. In addition, on December 21, 2011 the Company received $2,500 representing payment for the estimated Company’s expenditures in the Mexico properties in 2011 to December 21, 2011; per the agreement, the Company expects to receive an additional $1,151 from Revolution, no later than April 15, 2012, representing the difference between the actual Company’s expenditures in the Mexico properties in 2011 to closing date and $2,500 received; the amount received and receivable reduced the carrying value of Mexico properties as it was considered consideration for entering into the option agreement.

To maintain properties in Mexico in good standing, the Company is required to incur exploration expenditures as follows ($28,954 to be incurred by Revolution as per agreement):

	2012	2013	2014	2015	2016	2017and thereafter	Total

Exploration spending requirements	$5,470	$8,566	$8,650	$8,734	$9,785	$9,865	$51,070
To be incurred by Revolution	(5,470)	(8,566)	(8,650)	(6,268)	—	—	(28,954)
Net obligation	$0	$0	$0	$2,466	$9,785	$9,865	$22,116

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Other Canadian properties

The Company owns 51% to 55% on various other properties. Certain of those properties are subject to net smelter royalties between 2% and 3%. On certain of those properties, the Company is required to make cash payments of $1,000 or issue 146,000 Lake Shore Gold common shares upon commencement of commercial production.

15.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2011	December 31, 2010	January 1, 2010
		(note 29)	(note 29)
Trade payables	$5,444	$8,605	$9,299
Accrued liabilities	25,252	10,593	7,562
Salaries and wages payable	3,617	2,614	1,840
Sales tax payable	18	2,065	913
Other	24	68	80
	$34,355	$23,945	$19,694

The fair value of accounts payable and accruals approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractors services. These payables do not accrue interest and no guarantees have been granted. Trade payables and accrued liabilities at December 31, 2011 and 2010 are denominated in the following currencies:

	Year ended December 31,
Denominated in:	2011	2010

Mexican pesos	$949	$408
US$	$759	$297

16.  FINANCE LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2013 and 2015 with interest rates of 2.9% .The Company has the option to purchase the equipment and vehicle leased for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

	Minimum lease payments
	December 31, 2011	December 31, 2010	January 1, 2010

Not later than one year	$8,269	$6,817	$3,628
Later than one year and not later than five years	6,911	10,778	6,339

Less: Future finance charges	(587)	(982)	(1,084)

Present value of minimum lease payments	$14,593	$16,613	$8,883
Less: Current portion	(7,787)	(6,159)	(3,119)

Non-current portion	$6,806	$10,454	$5,764

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

17.   REVOLVING CREDIT FACILITY

On February 28, 2011, the Company finalized a US$50,000 three-year, corporate revolving credit facility with UniCredit Bank AG (“UniCredit) secured over the material assets of the Company. The interest rate on the Facility is based on a 90 day LIBOR plus an applicable rate of between 3.5% to 4.5% based on specific EBITDA/Debt ratios. The Facility was subject to a 2.5% one time structuring fee and also includes a 1.5% per annum commitment fee on undrawn amounts.

As at December 31, 2011, the Company has drawn the full US$50,000 from the Facility ($50,850). The structuring fee (US$1,250 or $1,313) and transaction costs of $466 are deferred ($1,286 netted against drawn amount of the Facility at December 31, 2011) and are amortized over the term of the agreement ($493 amortized for the year ended December 31, 2011).

The interest rate on the Facility for the year ended December 31, 2011 is 5.00%. The Company recorded $115 of unrealized foreign exchange gain related to the Facility.

Borrowing costs related to the Facility (which include interest expense on the amount drawn, standby fee for the periods and amortization of deferred transaction costs) totaling $1,480 for the year ended December 31, 2011 are capitalized in Mining interests (note 14).

18.   SHARE-BASED LIABILITIES

On November 9, 2011, the Company established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible executives as determined by the Company’s Board of Directors. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 100% to 150% of the current market value of the underlying Lake Shore Gold shares, to be determined at the end of the performance period based on the performance of the underlying Lake Shore Gold shares.

On November 9, 2011, the Company issued 686,000 PSUs. Total share-based payment expense recorded relating to PSUs and recognized as a liability for the year ended December 31, 2011 was $49; the fair value of the PSUs was determined using the Monte-Carlo option pricing model using the following assumptions: expected volatility of 70% (based on past history), a risk-free interest rate of 1.31% and dividend rate of $Nil.

On November 9, 2011, the Company established a Deferred Share Unit Plan (“the DSU plan”) whereby, the non-executive Directors of the Company can elect to receive the annual compensation in cash, DSUs or a combination of both. Also under the plan, DSUs may be issued to non-executives Directors of the Company as determined by the Company’s Board of Directors. DSUs issued under the DSU plan entitle the holder upon retirement to a cash payment, shares of the Company or a combination of both, as elected by the holder.  In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the holder.

On November 9, 2011, the Company issued 175,440 DSUs. Total share-based payment expense recorded for the year ended December 31, 2011 relating to DSUs was $105; the fair value of the DSUs was determined using the Black-Scholes option pricing model using the following assumptions: expected

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

volatility of 67% to 69% (based on past history), a risk-free interest rate of 1.01% to 1.85%, dividend rate of $Nil and expected life ranging between 1.0 — 8.0 years.

19.  ENVIRONMENTAL REHABILITATION PROVISION

Environmental rehabilitation provision represents the discounted values of the estimated cost for site reclamation and remediation on the Bell Creek Mill ($2,250), Bell Creek Mine ($731) and Timmins Deposit and Thunder Creek ($1,076) as well as liability for some small projects ($300). This includes site restoration, rehabilitation and remediation of tailings pond, roads, mine infrastructure and plant and equipment.

The present value of the provision has been calculated using a real pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at December 31, 2011 and 2010 (0.91% to 1.74% at December 31, 2011 and 2.41 % to 3.57% at December 31, 2010); estimated life of mine of 8 years for the Timmins West Mine and Bell Creek Mine and 20 years for the Bell Creek Mill; the cash flows have been adjusted to reflect the risk attached to these cash flows. Uncertainties in the timing for using this provision includes changes in the future that could impact the time of closing the mines, as new resources and reserves are discovered. Letters of credit of $4,745 have been issued to the Ministry of Natural Resources (note 13); the funds supporting the letters of credit will be used to cover expenses incurred for site reclamation and remediation upon the closure of the mines. The total undiscounted estimated rehabilitation provision is $5,497.

The liability is accreted over time through charges to finance costs and, the associated costs capitalized on the related assets are amortized for the Timmins West Mine and Bell Creek Mill starting January 1, 2011 over 8 and 20 years, respectively; the other mine closure assets will be amortized over the assets’ useful lives once commercial production commences.

Changes to the environmental rehabilitation provision are as follows:

Year ended December 31,	2011	2010 (note 29)
Balance, beginning of year	$3,527	$3,580
Revisions in estimates	758	(64)
Unwinding of the discount	72	11
Total environmental rehabilitation provision	$4,357	$3,527
Less current portion (included in accounts payable and accrued liabilities):	—	(300)
Long term environmental rehabilitation provision	$4,357	$3,227

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

20.   DEFERRED TAXES

The provision for income and mining taxes included in net loss represents an effective rate different than statutory rate of 26.5% (2010 — 29%) computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before taxes due to the following:

Year ended December 31,	2011	2010 (note 29)
Loss before taxes	$(10,330)	$(6,242)
Computed income tax recovery at Canadian statutory rates	2,738	1,810
Permanent differences	(736)	(54)
Tax losses not recognized	(2,002)	(1,756)
Ontario mining tax provision	(547)	(287)
Deferred mining tax provision	$(547)	$(287)

Deferred income tax

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

As at December 31,	2011	2010 (note 29)

Deferred income tax assets

Operating losses carried forward	$27,696	$19,002
Total deferred income tax assets	$27,696	$19,002

Deferred income tax liabilities

Mining interests	$(27,696)	$(19,002)
Total deferred income tax liability	$(27,696)	$(19,002)
Net deferred income tax asset	$0	$0

Deferred mining tax

The Company is in a deferred mining tax liability position as at December 31 2011 and 2010.

As at December 31,	2011	2010 (note 29)
Deferred mining tax liability	$(2,148)	$(1,606)

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2011	2010 (note 29)
Deductible temporary differences	$6,764	$2,059
Tax losses	$5,729	$8,609

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

The tax losses not recognized expire as per the amounts and years noted below. Deferred tax assets have not been recognized in respect of these items because the Company does not have a history of taxable earnings.

The following table summarizes the Company’s non-capital losses and temporary differences not recognized that can be applied against future taxable profit:

Country	Type	Amount	Expiry date
Canada	Net operating losses	$16,770	2030-2031
Mexico	Net operating losses	$5,487	2016-2021
Canada	Deductible temporary differences	$6,240	2012-2015
Mexico	Deductible temporary differences	$18,585	2012-2021

During the first quarter of 2011, the Company renounced $15,678 of flow through expenditures (funds raised in 2010), spent as at December 31, 2011 on eligible Canadian Exploration Expenditures (“CEE”).

During the first quarter of 2011, the Company raised an additional $5,156 by issuing flow through common shares (note 21), spent as at December 31, 2011 on eligible CEE.

21.       SHAREHOLDERS’ EQUITY

a)   Share capital

Share capital movements for the year ended December 31, 2011 and 2010 are as follows:

Private placements

On March 21, 2011, the Company completed a broker financing deal led by Wellington Capital Market Inc. (the “underwriter”). The Company raised gross proceeds of $5,156 from the issuance of 944,281 flow-through common shares, recorded as share capital ($3,774 before share issue costs of $347) and $1,382 deferred premium on flow through shares. The underwriter received a cash commission equal to 5% of gross proceeds.

On October 14, 2010, the Company and Hochschild Mining plc (“Hochschild”), a related party at the time through ownership of the Company and representation on the Company’s Board of Directors, entered into an agreement with a Syndicate of banks through which the Syndicate purchased 109,000,000 of the common shares of Lake Shore Gold held by Hochschild, on a bought deal basis, at a price of C$3.60 per share for sale to the public. Immediately following the closing of the offering, which occurred in November 2010, Hochschild held approximately 5.7% of the issued and outstanding common shares of the Company, ceasing to be a related party to the Company. On February 8, 2011, Hochschild sold its remaining 5.7% interest in the Company.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of a non-brokered structured flow-through financing, for gross proceeds of $7,614. The flow-through shares were recorded $4,189 as share capital (or $3,728 net of share issue costs) and $3,425 as deferred premium on flow through shares.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Public offering

On September 10, 2010, the Company completed a bought-deal financing pursuant to an underwriting agreement between the Company and a syndicate of Banks (collectively, the “Underwriters”). The Company raised gross proceeds of $88,218 through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common share and 2,400,000 flow-through shares at $4.20 per flow through share. The Underwriters received a cash commission equal to 5% of gross proceeds; in addition the Company incurred $470 of financing costs. The flow-through shares were recorded $8,406 as share capital (before share issue costs) and $1,674 as deferred premium on flow through shares.

Shares issued as part of mining property agreements

In addition to the shares issued as consideration for the acquisition of the Fenn-Gib project (14,877,263 shares valued at $33,565, or $33,465 net of share issue costs, note 14), during the year ended December 31, 2011, the Company issued 4,106,210 common shares under other various mining property agreements (note 14) valued at $15,834 ($15,774 net of share issue costs).

On May 25, 2010, the Company issued 146,000 shares (valued at $450) to MacMillan Minerals Inc. (“MacMillan”), pursuant to an agreement between the Company and MacMillan whereby the Company accelerated the vesting of the 70% optioned interest in the La Violetta property (six concessions internal and adjacent to the Company’s Montaña de Oro Property). West Timmins Mining Inc. (“West Timmins Mining”), the 100% owned subsidiary of the Company since November 6, 2009, was earning the interest in the La Violetta property pursuant to a 2007 Letter Agreement with MacMillan.

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non- owned 49% interest in the Allerston properties in Timmins and a 100% interest in certain other properties. The warrants expired unexercised on September 17, 2011. The Company received the original 51% on the Allerston properties with the acquisition of West Timmins Mining.

During 2010, the Company issued 129,724 shares (valued at $434) for the acquisition of some small properties in Ontario; in addition during 2010, 25,000 treasury shares valued at $95 were issued to a third party as consideration for a small property in Ontario; the property was valued at $72 (the value of shares at time of acquisition of the property) with the difference of $23 recorded to Deficit. The Company no longer holds any treasury shares.

b)            Reserves

i)                Share Options

As at December 31, 2011, the Company had 20,187,752 options outstanding of which 9,836,519 are exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the grant of the option.  All options granted to date have been for a term of five years. The maximum number of

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

options issuable by the Company is 10% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which vary between grants, from vesting half on grant date and half in the first anniversary of the grant date to vesting in three equal amounts in a three year period from the grant date.

Movements in share options during the years ended December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	19,939,519	$2.86	12,993,720	$1.90
Granted	3,887,400	$2.10	10,149,000	$3.61
Exercised	(1,234,667)	$1.22	(2,488,315)	$1.26
Forfeited	(2,404,500)	$3.37	(714,886)	$1.49
Outstanding, end of year	20,187,752	$2.75	19,939,519	$2.86
Exercisable, end of year	9,836,519	$2.43	6,700,518	$1.76

The Company granted 3,887,400 stock options to its employees during the year ended December 31, 2011 which vest over a period of 3 years, are exercisable at weighted average of $2.10 per option, expire in 2016, and have a total fair value of $3,379; weighted average fair at grant date is $0.80 for the year ended December 31, 2011 ($1.80 for the year ended December 31, 2010). The fair value of stock options granted during 2011 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 45% to 69% (based on past history), a risk-free interest rate of 1.20% to 2.34%, dividend rate of $Nil and expected life ranging between 1.6 - 3.5 years for different vesting tranches of options granted.

ii)                                    Share Options Exercised

The following table outlines share options exercised during the year ended December 31, 2011:

Grant price	Number of options exercised	Exercise date	Weighted average closing share price at exercise date
$0.55-$0.99	740,167	January 14 to December 6, 2011	$3.00
$1.00-$1.99	379,500	February 7 to August 29, 2011	$3.66
$3.00-$3.99	115,000	February 22 to March 23, 2011	$4.17

	1,234,667		$3.31

For the year ended December 31, 2010:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Grant price	Number of options exercised	Exercise date	Weighted average closing share price at exercise date
$0.41-$0.99	1,371,895	January 4, 2010 to December 21, 2010	$3.71
$1.00-$1.99	648,180	January 4, 2010 to December 29, 2010	$3.88
$2.00-$2.99	431,740	January 5, 2010 to December 22, 2010	$3.79
$3.00-$3.99	36,500	August 30, 2010	$3.72

	2,488,315		$3.76

iii)                                Share Options outstanding at the end of the period

The following table summarizes information concerning outstanding and exercisable options at December 31, 2011:

Exercise price	Options outstanding	Options exercisable	Remaining contractual life (years)	Expiry date
$0.74-$0.99	2,344,034	2,344,034	1.86	October 15, 2013 to January 7, 2014
$1.00-$1.99	5,642,968	2,721,568	1.10	February 13, 2012 to December 18, 2016
$2.00-$2.99	750,250	456,250	2.48	June 24, 2014 to September 11, 2016
$3.00-$3.99	9,195,000	2,831,000	3.74	November 9, 2014 to June 19, 2016
$4.00-$5.00	2,255,500	1,483,667	2.89	November 17, 2014 to January 10, 2015
	20,187,752	9,836,519

iv)                                  Share-based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at Timmins Deposit and Bell Creek Mill), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $3,077 of share-based payments for the year ended December 31, 2011 ($2,869 in 2010).

The allocation of share-based payments on the consolidated income statement for the year ended December 31, 2011 and 2010 is as follows:

For the year ended December 31,	2011	2010 (note 29)

Production costs (note 6)	$1,245	$0
General and administrative	4,368	3,218
Exploration	312	110
Total share-based payments	$5,925	$3,328

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

v)                                      Warrants

Changes in the warrants during the year ended December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	Number of warrants	Weighted- average exercise price	Number of warrants	Weighted-average exercise price
Outstanding, beginning of year	513,000	$3.85	3,897,169	$1.09
Granted note 14	150,000	$3.00	513,000	$3.85
Exercised	—	$0.00	(3,841,598)	$1.09
Expired	(513,000)	$3.85	(55,571)	$1.09
Outstanding, end of year	150,000	$3.00	513,000	$3.85

As at December 31, 2011 the following warrants are outstanding:

Date issued	Number of warrants	Exercise price	Expiry date

October 7, 2011	150,000	$3.00	October 6, 2013

The warrants issued in 2011 (note 14) were valued at $25; the value of warrants was determined using the Black-Scholes option pricing model with the following assumptions: no dividends are to be paid; volatility of 58%; risk free interest rate of 0.95% and expected life of 2.0 years.

The 513,000 warrants issued in 2010, as part of the Explorers agreement (note 21(a)) were valued at $428, using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.83 for warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 1.2% and expected life of 18 months.  The warrants expired unexercised in 2011.

vi)                                  Basic and diluted loss per share

The impact of the outstanding options and warrants for the year ended December 31, 2011 and 2010 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the year ended December 31, 2011 and 2010 is calculated as follows:

For the year ended December 31,	2011	2010

Net loss for the year	$(10,877)	$(6,529)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	389,316	357,506
Basic loss and diluted per share	$(0.03)	$(0.02)

Weighted average diluted number of common shares outstanding (in ‘000s)	389,316	357,506
Diluted loss per share	$(0.03)	$(0.02)

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

22.  DEFINED CONTRIBUTION PENSION PLAN

The Company has a defined contribution pension plan which covers all the Company’s employees. The only obligation of the Company with respect to the plan is to make the specified contributions. During the year ended December 31, 2011, the Company recorded $641 of pension expense (2010 - $132) on the statement of comprehensive loss and capitalized $946 to mining properties (2010 - $1,089).

23.      SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2011	2010

Change in operating working capital
Increase in advances and receivables	$(1,897)	$(1,464)
Decrease in inventory	(38)	—
Increase in accounts payable and accrued liabilities	8,485	1,595
	$6,550	$131

Cash and cash equivalents at December 31 consist of:
Cash	$42,837	$23,686
Short term investments	13,122	68,546
	$55,959	$92,232

	Year ended December 31,
Non-cash investing and financing activities	2011	2010
		(note 29)
Mining interests
Shares issued as part of mining property agreements (including treasury shares)	$49,424	$4,431
Finalization of the purchase price allocation for West Timmins	—	(8,887)
Shares received and cash receivable (Revolution transaction) note 6	(3,207)	—
Increase (reduction) in working capital related to mining interests	3,934	1,756
Transfers to inventories and stockpiled ore upon commercial production	(8,695)	—
Stock options capitalized	3,233	2,802
Translation of foreign operations	(8,026)	770
Additions on capital lease assets	5,631	13,836
Changes in mine closure assets	(757)	240
Non cash interest capitalized	1,108	682
	$42,645	$15,630
Share Capital
Transfer of amounts from contributed surplus	2,286	14,907
Shares issued for mining properties (including treasury shares), and consulting services	49,399	4,091
Premium on flow through shares issuances	(1,382)	(5,099)
	$50,303	$13,899

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

24.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of earnings (loss) of its equity investments; corporate finance income, net, includes bank and debt interest and other charges, income inclusion of premium on flow through shares and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

For the year ended December 31, 2011	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$66,233	$0	$0	$66,233
Earnings from mine operations	13,745	—	—	$13,745
Expenses
General and administrative	—	—	(16,778)	(16,778)
Exploration	—	(9,515)	—	(9,515)
Gain on sale of mining interests, net of write off	—	2,784	—	2,784
Write down of investment in associate			(1,640)	(1,640)
	—	(6,731)	(18,418)	(25,149)
Other income (expense)	—	—	2,083	2,083
Share of loss of investments in associates	—	—	(1,618)	(1,618)
Loss before finance items and taxes	13,745	(6,731)	(17,953)	(10,939)
Finance income (net)	—	—	609	609
Loss before taxes	13,745	(6,731)	(17,344)	(10,330)
Deferred mining tax provision	(547)	—	—	(547)
Net loss	$13,198	$(6,731)	$(17,344)	$(10,877)
Total assets	$323,651	$629,443	$80,905	$1,033,999
Expenditures on mining interests	$31,374	$68,066	$0	$99,440
Pre-production revenue	$(16,556)	$(57,512)	$0	$(74,068)

Revolving credit facility	0	$0	$49,564	$49,564
Finance lease obligations	8,222	$6,371	$0	$14,593
Enviromental provision	$3,326	$1,031	$0	$4,357

*Mining operations include activities on the Company’s Timmins Deposit from January 1, 2011, effective date of commercial production (including assets of both Timmins Deposit and Bell Creek Mill).

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive loss) as well as properties capitalized as per the Company’s policy (other than Timmins Deposit and Bell Creek Mill, which are in operations).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

For the year ended December 31, 2010 (note 29)	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$0	$0	$0	$0
Earnings from mine operations	—	—	—	—
Expenses	—
General and administrative			(11,634)	(11,634)
Exploration			(7,949)	(7,949)
Gain on sale of mining interests, net of write off			7,611	7,611
	—	—	(11,972)	(11,972)
Other income (expense)	—	—	6,701	6,701
Share of loss of investments in associates	—	—	(1,247)	(1,247)
Loss before finance items and taxes	—	—	(6,518)	(6,518)
Finance income (net)	—	—	276	276
Loss before taxes	—	—	(6,242)	(6,242)
Deferred mining tax provision	—	—	(287)	(287)
Net loss	$0	$0	$(6,529)	$(6,529)
Total assets	$0	$819,767	$112,739	$932,506
Expenditures on mining interests	$0	$111,121	$0	$111,121
Pre-production revenue	$0	$(37,222)	$0	$(37,222)

Revolving credit facility	$0	$0	$0	$0
Finance lease obligations	$0	$16,613	$0	$16,613
Enviromental provision	$2,636	$891	$0	$3,527

The Company’s geographic segment information as at December 31, 2011 and 2010 and January 1, 2010 is as follows:

As at	December 31, 2011	December 31, 2010 (note 29)	January 1, 2010 (note 29)
Mining interests
Canada	$869,440	$731,779	$595,356
Mexico	70,108	86,078	84,630
	$939,548	$817,857	$679,986

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

25.       FINANCIAL INSTRUMENTS

MANAGEMENT OF CAPITAL RISK

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, deficit, reserves and net debt (as disclosed in note 17). The Company’s capital at December 31, 2011 and 2010 and January 1, 2010 is as follows:

As at	December 31, 2011	December 31, 2010 (note 29)	January 1, 2010 (note 29)

Share capital	$992,318	$935,866	$824,253
Reserves	17,344	19,230	26,104
Deficit	(80,834)	(69,957)	(63,405)
Revolving credit facility	49,564	—	—
	$978,392	$885,139	$786,952

The Company believes it has sufficient funds to finance its current core operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The UniCredit revolving credit facility (note 17) has certain financial covenants, which must be maintained on a quarterly basis, as follows:

•                  Total indebtedness to tangible net worth ratio to be less than or equal to 0.25 to 1 at all times;

•                  Leverage ratio (net indebtedness at the last day of quarter to rolling EBITDA for the quarter) to be less than or equal to 3 to 1 from and including the fiscal quarter ending Sept 30. 2011;

•                  Current ratio at not less than 1.10 to 1; and

•                  Ore reserve tail  ratio to be greater than or equal to 30%

Below the definitions as provided on the agreement:

Total indebtedness at a certain date include the total borrowings of the Company (including revolving credit facility, finance lease obligations but excluding accounts payable and accruals and environmental obligations); tangible net worth ratio at a certain date, is defined as the Company’s shareholders’ equity (refer to the balance sheet) at that date less any goodwill or intangible asset ; EBITDA is defined as the Company’s earnings before income taxes, depreciation and amortization under IFRS; current ratio is equal to current assets of the Company over its current liabilities under IFRS;

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

Non compliance with the covenants could result in the Company having to pay the outstanding balance of the loan. As at December 31, 2011 the Company was in compliance with all debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2011, 2010, and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Financial Assets
At fair value through profit or loss
Cash equivalents	$13,122	$68,546	$60,000
Restricted cash	5,654	5,418	4,766
Warrant investments note 11	414	535	247
	$19,190	$74,499	$65,013

Loans and receivable, measured at amortized cost
Advances and receivables	$5,611	$4,399	$3,221

Available-for-sale, measured at fair value
Investments in public companies note 11	$3,457	$1,479	$245

Financial Liabilities
Other financial liabilities, measured at fair value
Share-based liabilities	$154	$0	$0

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$34,355	$23,945	$19,694
Revolving credit facility	$49,564	$0	$0

* The above were designated as at fair value throgh profit or loss upon initial recognition

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash equivalents, restricted cash, advances and receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

As at	December 31, 2011	December 31, 2010	January 1, 2010
	Level 1	Level 1	Level 1

Cash equivalents	$13,122	$68,546	$60,000
Investments in public companies note 11	$3,457	$1,479	$245
Restricted cash	$5,654	$5,418	$4,766

	Level 2	Level 2	Level 2

Share-based liabilities note 18	$154	$0	$0
Warrant investments note 11	$414	$535	$247

The Company does not have any financial instruments measured using Level 3 inputs.

RISK MANAGEMENT POLICIES

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to exploration advances and receivables, which consist of goods and services tax due from the Federal Government of Canada and refundable tax credits for resources due from the Government of Quebec. The Company’s excess cash at December 31, 2011, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in note 14 and 27. All of the Company’s financial liabilities are subject to normal trade terms.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

Market Risk

a.              Interest rate risk

The Company is exposed to interest rate fluctuations related to the revolving credit facility as well as interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s revolving credit facility has a balance of US$50,000 ($50,850) as at December 31, 2011. Assuming the current level of borrowings, a 1% change in the variable rate charged would impact interest charges by $500.

The Company’s excess cash at December 31, 2011, is invested in very liquid and low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill’s balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $340 in 2011 (2010 - $280).

b.              Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold -producing countries throughout the world.

c.               Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests.

The Company is also exposed to foreign currency exchange risk with respect to its revolving credit facility (note 17) which is denominated in US$.

The Company’s net investment in the Mexico operations is exposed to foreign currency translation risk.

The carrying amount of assets and liabilities of the Mexico operations, which are denominated in Mexican pesos and reported in Canadian dollars is as follows:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

As at December 31,	2011	2010
Cash and cash equivalents	$759	$110
Advances and receivables	205	92
Mining interests	70,108	86,078
Total assets	$71,072	$86,280

Accounts payable and accrued liabilities	$865	$408
Total liabilities	$865	$408

The sensitivity of the Company’s net loss and other comprehensive income due to changes in the exchange rate between Mexican pesos and Canadian dollar is summarized in the table below:

Year ended December 31, 2011
10% increase in Pesos to Cdn dollar rate

Change in other comprehensive icome	$7,871

26.       RELATED PARTY TRANSACTIONS

Balance and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

In the second quarter of 2011 (refer to note 12), the Company paid $500 to RT Minerals, a related party by virtue of being an equity investee. At December 31, 2011, the Company and RT Minerals have spent $1,290 toward the next earn in interest on the Meunier property (the Company’s share was $534). Accounts receivable at December 31, 2011 include $363 receivable from RT Minerals.

Compensation of key management personnel

The remuneration of directors and other members of key executive management personnel during the year ended December 31, 2011 and 2010 are as follows:

For the year ended December 31,	2011	2010

Salaries and directors’ fees	$3,532	$4,004
Benefits	161	176
Share-based payments	3,726	3,203

	$7,419	$7,383

Share-based payments includes the fair value of options granted of $3,572 ( 2010 - $3,203), PSUs ($49) and DSUs ($105) awarded to directors and key management personnel; there were no  post-employment benefits, termination benefits, or other long term benefits during the year ended December 31, 2011 and 2010.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

27.       COMMITMENTS AND CONTRACTUAL OBLIGATIONS

In addition to commitments and contractual obligations under various property agreements (note 14), the Company’s existing contractual obligations are as follows:

Payments Due by Period

Contractual obligations	Total	Less than a year	1-3 years	4-5 years	after 5 years
Accounts payable and acrued liabilities	$34,355	$34,355	$0	$0	$0
Finance leases and other	$18,525	9,050	8,467	504	504
Environmental rehabilitation provision	$5,497	—	—	—	5,497
Revolving credit facility	$50,850	—	50,850	—	—
Interest payments on the revolving credit facility	$6,250	2,250	4,000	—	—
	$115,477	$45,655	$63,317	$504	$6,001

The revolving credit-facility (note 17) of US$50,000 ($50,850) matures in March 1, 2014.

28.       SUBSEQUENT EVENTS

On February 8, 2012, the Company entered into an agreement with Franco-Nevada Corporation (“Franco-Nevada”) through which Franco-Nevada will pay to the Company US$35 million for a 2.25% NSR royalty on the sale of minerals from the Company’s Timmins West Mine. In addition, Franco-Nevada paid $15,000 to acquire 10,050,591 common shares of the Company on a private placement basis. The transaction closed on March 7, 2012.

Effective January 1, 2012, Thunder Creek Deposit and Bell Creek Mine are in commercial production.

29.       FIRST TIME ADOPTION OF IFRS

The accounting policies in note 3 have been applied in preparing the consolidated financial statements for the years ended December 31, 2011 and 2010 and the opening IFRS consolidated statement of financial position at January 1, 2010 (the “transition date”).

In preparing the IFRS consolidated statement of financial position at January 1, 2010, the Company has adjusted amounts reported previously in the consolidated financial statements that were prepared in accordance with Previous Canadian GAAP.

An explanation of how the transition from Previous Canadian GAAP to IFRS has affected the Company’s consolidated financial position at January 1, 2010 is set out in the following tables.

IFRS 1, First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands of Canadian dollars, except the per share amounts)

a)       Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b)       Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using the IFRS 1 exemption which allows an entity to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

c)        Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 — Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

d)       Business combinations

IFRS 1 allows companies to not restate business combinations occurring prior to the date of transition; companies can select a date to restate business combinations occurring prior to date of transition and all business combinations subsequent to that date must be restated.

The Company has elected to apply the exemption and not account for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 — Business Combinations and instead retain the accounting treatment applied under Previous Canadian GAAP.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF SHAREHOLDERS’ EQUITY

(in thousands of dollars)

As at	December 31, 2010	January 1, 2010

Shareholders’ Equity under Previous Canadian GAAP	$934,327	$837,619
Reverse deferred tax assets and liabilities (v)
Tax impact on renounciation of flow through shares	14,371	9,090
Tax benefit on share issue costs	(4,052)	(2,695)
Tax liability on warrant expired	223	223
Tax asset on unrealized available-for-sale investments	138	0
Recognize flow through premium on deficit instead of share capital (iv)	(15,037)	(9,937)
Share-based payments (vii)	(674)	(435)
Translation of foreign operations (vi)	896	351
Deficit - change in policy related to:
Mining interests (iii)	(34,341)	(33,553)
Deferred income tax liabilities (v)	(22,880)	(21,513)
Deferred flow through premium (iv)	13,061	7,541
Investment in associates (i)	(1,381)	—
Share-based payments (vii)	515	383
Environmental rehabilitation (ii)	(27)	(121)
Total IFRS adjustments to shareholder’s equity	$(49,188)	$(50,667)
Shareholder’s equity under IFRS	$885,139	$786,952

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands of dollars)

As at January 1, 2010	GAAP as previously reported	Effect of transition to IFRS	IFRS

Assets
Current assets
Cash and cash equivalents	$132,920	$0	$132,920
Advances and receivables	3,810	—	3,810
	136,730	—	136,730
Non-current assets
Available for sale financial assets and warrant investments	492	—	492
Investments in associates (i)	653	—	653
Restricted cash	4,766	—	4,766
Mining interests (ii), (iii), (v), (vi) and (vii)	877,916	(197,930)	679,986
	$1,020,557	(197,930)	$822,627

Liabilities
Current liabilities
Accounts payable and accrued liabilities (v)	$19,352	$342	$19,694
Current portion of finance lease obligations	3,119	—	3,119
Deferred premium on flow throughshares (iv)	—	2,396	2,396
	22,471	2,738	25,209

Non-current liabilities
Finance lease obligations	5,764	—	5,764
Environmental rehabilitation provision (ii)	1,728	1,655	3,383
Deferred income tax liabilities (v)	152,975	(151,656)	1,319
	160,467	(150,001)	10,466

Shareholders’ Equity
Share capital (iv) and (v)	827,795	(3,542)	824,253
Reserves (v), (vi) and (vii)	25,966	138	26,104
Deficit (i),(ii),(iii),(iv), (v) and (vii)	(16,142)	(47,263)	(63,405)
	837,619	(50,667)	786,952
	$1,020,557	$(197,930)	$822,627

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands of dollars)

As at December 31, 2010	GAAP as previously reported	Effect of transition to IFRS	IFRS

Assets
Current assets
Cash and cash equivalents	$92,232	$0	$92,232
Advances and receivables	5,618	—	5,618
	97,850	—	97,850
Non-current assets
Available for sale financial assets and warrant investments	2,014	—	2,014
Investments in associates (i)	10,748	(1,381)	9,367
Restricted cash	5,418	—	5,418
Mining interests (ii), (iii), (v), (vi) and (vii)	1,008,288	(190,431)	817,857
	$1,124,318	$(191,812)	$932,506

Liabilities
Current liabilities
Accounts payable and accrued liabilities (v)	$23,423	$522	$23,945
Current portion of finance lease obligations	6,159	—	6,159
Deferred premium on flow through shares (iv)	—	1,976	1,976
	29,582	2,498	32,080

Non-current liabilities
Finance lease obligations	10,454	—	10,454
Environmental rehabilitation provision (ii)	1,858	1,369	3,227
Deferred income tax liabilities (v)	148,097	(146,491)	1,606
	160,409	(145,122)	15,287

Shareholders’ Equity
Share capital (iv) and (v)	940,556	(4,690)	935,866
Reserves (v), (vi) and (vii)	18,675	555	19,230
Deficit (i),(ii),(iii),(iv),(v) and (vii)	(24,904)	(45,053)	(69,957)
	934,327	(49,188)	885,139
	$1,124,318	$(191,812)	$932,506

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2010	GAAP as previously reported*	Effect of transition to IFRS	IFRS

Revenue	$0	$0	$0
Production costs	—	—	—
Depletion and depreciation	—	—	—
Earnings from mine operations	—	—	—

Expenses
General and administrative (ii) and (vii)	(11,766)	132	(11,634)
Exploration expenses (iii)	(1,887)	(6,062)	(7,949)
Gain on sale of mining interests (iii)	2,470	5,141	7,611
Loss before the undernoted	(11,183)	(789)	(11,972)
Other income (expense) (iv)	1,180	5521	6,701
Share of loss of investments in associates (i)	(257)	(990)	(1,247)
Loss before finance items and taxes	(10,260)	3,742	(6,518)

Finance items
Finance income	749	—	749
Finance expense (ii)	(389)	(84)	(473)
Loss before taxes	(9,900)	3,658	(6,242)
Deferred tax recovery (provision) (v)	1,159	(1,446)	(287)
Net loss	$(8,741)	$2,212	$(6,529)
Other comprehensive income (loss):
Exchange differences on translating foreign operations (vi)	—	545	545
Unrealized gain on available-for-sale investments	929	134	1,063
Comprehensive loss (income)	$(7,812)	$2,891	$(4,921)
Loss per share
Basic	$(0.02)		$(0.02)
Diluted	$(0.02)		$(0.02)

Weighted average number of common shares outstanding (in 000’s)
Basic	357,506		357,506
Diluted	357,506		357,506

*Certain amounts have been reclassified to comply to the presentation for the year ended December 31, 2011

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

The impact on the consolidated statements of cash flows for the year ended December 31, 2010, is an increase of cash flows used in operating activities by $7,391 and a corresponding decrease on cash flows used in investing activities of the same amounts. The change is due to the Company’s policy under IFRS for mining interests (refer to (iii) below) being different than under Previous Canadian GAAP.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

(i)                                    Investments in Associates

The difference between IFRS and Previous Canadian GAAP balances is due to the Company aligning the accounting policies of its associates to its IFRS accounting policies, primarily related to mining interests accounting policies:

The impact arising from the change at December 31, and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Decrease in investments in associates	$(1,381)	$0
Increase in deficit	$(1,381)	$0

The impact arising from the change for the year ended December 31, 2010 is an increase of the share of loss of investment in associates of $1,381.

(ii)                                Environmental Rehabilitation

Under IFRS

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions, including the discount rate which reflects current market assessment of the time value of money and risk specific to the liability. As a result, the environmental rehabilitation provision has been remeasured using the risk free interest rate at the transition date and December 31, 2010 respectively and an adjustment has been recorded to the corresponding asset.

Unwinding of the discount of the environmental rehabilitation provision (accretion of asset retirement obligations under Previous Canadian GAAP) is part of finance expenses.

Under Previous Canadian GAAP

The environmental rehabilitation provision requires the use of a credit adjusted risk free rate for upward adjustments and the original credit adjusted risk free rate for downward revisions. Accretion of asset retirement obligations is part of operating expenses.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Increase in mining interests	$1,342	$1,534
Increase in environmental rehabilitation provision	(1,369)	(1,655)
Increase in deficit	$(27)	$(121)

The impact arising from the change for the year ended December 31, 2010, is the reclassification of the unwinding of the discount of the environmental rehabilitation provision of $179 to finance cost and the reduction of this amount to $84 (decrease of $96).

(iii)                            Mining Assets

The Company’s policy under IFRS is as follows:

Acquisition costs of exploration properties are capitalized. Mineral exploration costs are charged to net loss in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (a) and (b) are present in any of the mineral properties, in which case the costs of further exploration and development to further delineate the ore body on the property are capitalized:

a.              The Company establishes and NI 43-101 technical report resources and/or reserves in a property; and/or

b.              The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

The Company’s policy under Previous Canadian GAAP for mineral properties was as follows:

The Company considers its exploration and evaluation costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration and evaluation costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made. Costs incurred for general exploration, including expenditures of a general reconnaissance nature, that are not project specific or do not result in the acquisition of resource properties are charged to operations.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Decrease in mining interests	$(34,341)	$(33,553)
Increase in deficit	$(34,341)	$(33,553)

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

The impact arising from the change for the year ended December 31, 2010, is an increase in exploration expenses of $6,062 and increase of gain on sale of mining interests of $5,141.

(iv)                             Deferred flow through premium

Under IFRS

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent).

Under Previous Canadian GAAP

Flow through raised funds are recorded to share capital.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Recognize deferred flow through premium	$(1,976)	$(2,396)
Decrease in share capital	15,037	9,937
Decrease in deficit	$13,061	$7,541

The impact arising from the change for the year ended December 31, 2010 is an increase in finance income of $5,521.

(v)                                 Deferred income tax liabilities

In accordance with IFRS, the Company has not recognized a future tax asset or liability on initial recognition of an asset or liability that affects neither accounting nor taxable profit and loss; under Previous Canadian GAAP, the Company recognized future income tax liabilities on asset acquisitions which would not be business combinations under IFRS or Previous Canadian GAAP. Additionally, under Previous Canadian GAAP the Company issued flow through shares and the impact of the tax benefit was recorded as a reduction of share capital on renunciation. As a result of the changes, under IFRS the Company is in a deferred income tax asset position as at December 31, 2011 and 2010 and January 1, 2010; deferred tax assets and liabilities have been offset where they relate to the same taxation authority and the Company has the legal right to offset. The remaining deferred tax assets have not been recognized by the as the Company does not have a history of taxable earnings.

The Company had not recognized Ontario Mining Tax payable under Previous Canadian GAAP, since Previous Canadian GAAP requires the tax basis to be the highest basis available to the Company, no matter how the Company expects to

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

realize the tax assets. IFRS requires the tax basis to be the one the Company expects to realize the value of the assets; the Company’s intention was to realize the value through use rather than sale; as such the Company recorded $1,606, and $1,319 of Ontario Mining Tax payable, respectively at December 31 and January 1, 2010. The impact arising from the change for the year ended December 31, 2010, is a tax provision of $287.

The impact arising from these changes at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Reduction in deferred tax liabilities	$146,491	$151,656
Reduction in mining interests	(158,143)	(166,209)
Increase in share capital	(10,346)	(6,395)
Increase in accruals	(522)	(342)
Increase in reserves	(360)	(223)
Increase in deficit	$(22,880)	$(21,513)

The impact arising from the change for the year ended December 31, 2010 is a decrease in deferred income tax recovery of $1,446.

(vi)                             Reserves

IFRS reserves at December 31 and January 1, 2010, differ from Previous Canadian GAAP due to impact of changes in deferred tax liabilities (refer to (v) above) and impact of differences between IFRS and Previous Canadian GAAP on foreign currency translation as discussed below:

Under IFRS

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

Subsidiary financial statements expressed in their corresponding functional currencies are translated into the Company’s functional currency by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for income statement items. Exchange differences arising are recognized in other comprehensive income (as cumulative translation adjustment).  On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to profit or loss.

The functional (and reporting) currency of the Company and its Canadian subsidiaries is the Canadian dollar; the functional currency of the Company’s Mexican subsidiary is the Mexican peso.

Under Previous Canadian GAAP

The Company’s Mexican subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate at in effect at the balance sheet

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Canadian dollars, except the per share amounts)

date and non-monetary items are translated at the historical exchange rate. Income and expenses items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the earnings (loss) for the year.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Increase in mining interests	$896	$351
Increase in reserves	$(896)	$(351)

(vii)                         Share-based payments

Under IFRS

Share-based payments expenditures to be revalued every period end to reflect estimated forfeiture rate.

Under Previous Canadian GAAP

Forfeiture impact is recognized as the options are forfeited.

The impact arising from the change at December 31 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010

Consolidated Statements of Financial Position
Decrease in mining interests	$(159)	$(53)
Decrease in reserves	$674	$436
Decrease in deficit	$515	$383

The impact arising from the change for the year ended December 31, 2010 is a decrease in general and administrative expenses of $132.